UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

International Shipholding Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

460321 20 1
(CUSIP Number)

Niels W. Johnsen
One Whitehall Street
New York, New York 10004
212-943-4141
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460321 20 1
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Niels W. Johnsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	867,107
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	867,107
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		867,107
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		11.99%(1)
14.	Type of Person Reporting (See Instructions)		IN

(1)           Based on 7,228,252 total shares outstanding as reporting in the Issuer’s Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 460321 20 1
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Niels W. Johnsen Family 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	867,107
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	867,107
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		867,107
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		11.99%(1)
14.	Type of Person Reporting (See Instructions)		OO

(1)           Based on 7,228,252 total shares outstanding as reporting in the Issuer’s Form 10-Q for the quarter ended March 31, 2011.

Item 1.                                Security and Issuer.

This statement relates to the voting common stock (the “Common Stock”), of International Shipholding Corporation (the “Issuer”), a Delaware corporation.  The address of the principal executive offices of the Issuer is 11 N. Water St., Ste. 18290, Mobile, AL 36602-5018.

Item 2.                                Identity and Background

(a)           This statement is being filed jointly on behalf of Niels W. Johnsen (“Mr. Johnsen”) and the Niels W. Johnsen Family 2011 Trust (the “Family Trust” and together with Mr. Johnsen, the “Reporting Persons”).

(b)           Address of Principal Business Office:

Niels W. Johnsen
One Whitehall Street
New York, New York 10004

Niels W. Johnsen Family 2011 Trust
c/o Windels Marx Lane & Mittendorf, LLP
156 West 56th Street
New York, NY 10019

(c)           Mr. Johnsen is a former director of the Issuer.

(d)           Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)           Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)           Mr. Johnsen is a United States citizen.

The Family Trust is a trust administered under the laws of the state of New Jersey.

Item 3.                                Source and Amount of Funds or Other Consideration.

There were no funds or other consideration used by the Reporting Persons in the transactions requiring the filing of this report.  The sole purpose of this amendment is to report that on May 9, 2011, Mr. Johnsen donated the Common Stock beneficially owned by him to the Family Trust for the benefit of certain family members, and the Family Trust became a beneficial owner of such shares of Common Stock.

Item 4.                                Purpose of Transaction.

For estate planning purposes, on May 9, 2011, Mr. Johnsen donated his interests in International Shipholding Corporation to the Family Trust for the benefit of certain family members.  In particular, he donated 642,485 directly held shares of Common Stock, as well as his controlling interest in the Caltar Corporation, of which Mr. Johnsen is President and a Director, and which owns 224,622 shares of Common Stock.  Mr. Johnsen is one of three trustees of the Family Trust, and is the income beneficiary of the Family Trust during his lifetime.

Item 5.                                Interest in Securities of the Issuer.

(a)           As of May 9, 2011, and as of the date hereof, the Reporting Persons both beneficially own 867,107 shares of the Common Stock, which is approximately 11.99% of the shares of the Common Stock outstanding.

(b)           Mr. Johnsen has shared voting and investment power with respect to the 867,107 shares due to his position as a trustee of the Family Trust, and the Family Trust has sole voting and investment power with respect to the 867,107 shares.

(c)           As noted above, on May 9. 2011, Mr. Johnsen donated his interests in International Shipholding Corp. to the Family Trust for the benefit of certain family members.  In particular, he donated 642,485 directly held shares of Common Stock, as well as his controlling interest in the Caltar Corporation, of which Mr. Johnsen is President and a Director, and which owns 224,622 shares of Common Stock.  Except for this transfer to the Family Trust, neither of the Reporting Persons had transactions in Common Stock of the Issuer in the 60 days preceding May 9, 2011.

(d)           As noted above, the Family Trust is a controlling shareholder in the Caltar Corporation, which holds 224,622 shares, which is less than five percent of the outstanding Common Stock.   The Caltar Corporation has the right to receive dividends on or proceeds from a sale of such shares.

(e)           Date the Reporting Person ceased to beneficially own more than 5% of shares:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                        The Family Trust is the beneficial owner of the 867,107 shares of Common Stock, but the trustees of the Family Trust have the power to direct the voting and investment of the shares.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Joint Filing Agreement by Niels W. Johnsen and the Niels W. Johnsen Family 2011 Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 9, 2011.

Date: May 18, 2011                                                                /s/ Niels W. Johnsen
Niels W. Johnsen

Date: May 18, 2011                                                                NIELS W. JOHNSEN FAMILY 2011 TRUST

By: /s/ Niels W. Johnsen
Name: Niels W. Johnsen
Title:   Trustee

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to shares of common stock of International Shipholding Corporation, a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18 day of May, 2011.

/s/ Niels W. Johnsen
Niels W. Johnsen

NIELS W. JOHNSEN FAMILY 2011 TRUST

/s/ Niels W. Johnsen
By: Niels W. Johnsen
Title: Trustee